March 3, 2006

Mail stop 3561

By U.S. Mail and Facsimile [(972) 673-9200]

Mr. Eric Logan
Chief Financial Officer
Adams Golf, Inc.
2801 East Plano Parkway
Plano, Texas 75074

Re: **Adams Golf, Inc.**
        Form 10-Q for the quarter ended September 30, 2005
        File No. 000-24583

Dear Mr. Logan:

　　　　We have reviewed your February 16, 2006 response letter and have the following comment. You may comply with this comment in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

                                                    * * * * *

Form 10-Q for the quarter ended September 30, 2005

Condensed Consolidated Statements of Cash Flows

1.   We note your response to our previous comment number five and your assessment that you see your insurance policies as an investment to protect against unforeseen risk, and therefore the insurance proceeds should be classified as an investing activity. However, your classification of these proceeds must comply with GAAP, as specified by paragraph 22c of SFAS 95. Similar guidance was presented by the staff at the AICPA Thirty-Third National Conference in December 2005. Accordingly, please make the reclassification to include the insurance proceeds as an operating activity in future filings.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Kristin Shifflett, Staff Accountant, at (202) 551-3381, or Ms. Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Accounting Branch Chief